FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     x        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and General Manager of Corporate Financial & Accounting Group

Date: July 5, 2010

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of the announcement of the resolutions adopted at the 56th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English translation of the announcement of the resolutions adopted at the 56th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 56th Ordinary General Meeting of Shareholders of Kyocera Corporation (the “Company”), which was held on June 25, 2010, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-Paragraph 9 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance relating to Disclosure of Corporation.

2.	Matters Reported

1)	Date when General Meeting of Shareholders was held: June 25, 2010

2)	Matters for resolution:

Resolution No.1        Disposition of Surplus

1.	Matters relating to Year-end Dividend:

(1)	Matters relating to allocation to shareholders of assets distributed as dividend and aggregate amount thereof:

60 yen per share of Common Stock of the Company.

The aggregate amount thereof shall be 11,011,256,340 yen.

(2)	Effective Date of distribution of surplus as dividend:

June 28, 2010

2.	Matters relating to disposition of Other Retained Earnings:

(1)	Item to be increased and amount thereof:

Profit surplus carried over:    15,000,000,000 yen.

(2)	Item to be reduced and amount thereof:

General reserve:                     15,000,000,000 yen.

Resolution No.2        Election of Two (2) Directors

It was resolved that Tsutomu Yamori and Yoshihito Ohta be elected as Directors.

3)	Number of votes showing intension to vote FOR, AGAINST or ABSTAIN with respect to matters for resolution, requirements for adoption of resolutions, and results of resolutions:

Matters for resolution	FOR	AGAINST	ABSTAIN	Ratio of vote FOR	Result of resolution
Resolution No. 1	1,322,797	1,316	639	98.79%	Adopted
Resolution No. 2
Tsutomu Yamori	1,252,803	71,301	648	93.56%	Adopted
Yoshihito Ohta	1,251,340	72,763	649	93.45%	Adopted

Notes:

1. Requirements for adoption of resolutions are as follows:

•	The requirement for adoption of resolution relating to Resolution No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the meeting.

•

The requirement for adoption of resolution relating to Resolution No. 2 is a majority of votes of shareholders entitled to exercise voting rights who are present at the meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2. “Ratio of vote FOR” is a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the meeting (i.e., the total of the number of voting rights exercised by shareholders by the day immediately preceding the meeting and the number of voting rights exercised at the meeting by attending shareholders), and the numerator is the number of voting rights from among those included in the denominator that are confirmed to have been cast “FOR” each of the Resolutions.

4)	Reason for not including some votes of shareholders who were present at the meeting:

The reason is that the number of voting rights exercised at the meeting and confirmed to have been cast “FOR” each of the Resolutions, out of the aggregate number of voting rights exercised at the meeting, was sufficient to satisfy the requirements for adoption of all Resolutions.